Exhibit 99.2
THE CLOROX COMPANY
RECONCILIATION OF ECONOMIC PROFIT (UNAUDITED) (1)

Dollars in millions	FY19	FY18	FY17
Earnings from continuing operations before income taxes	$1,024	$1,054	$1,033
Add back:
Non-cash U.S. GAAP restructuring and intangible asset impairment charges	2	2	4
Interest expense	97	85	88
Earnings from continuing operations before income taxes, non-cash U.S. GAAP restructuring and intangible asset impairment charges, and interest expense	1,123	$1,141	1,125
Less:
Income taxes on earnings from continuing operations before income taxes, non-cash U.S. GAAP restructuring and intangible asset impairment charges and interest expense (2)	222	249	359
Adjusted after tax profit	901	892	766
Average capital employed (3)	3,231	2,977	2,680
Less: Capital charge (4)	291	268	241
Economic profit (1) (Adjusted after tax profit less capital charge)	$610	$624	$525

(1) Economic profit (EP) is defined by the Company as earnings from continuing operations before income taxes, excluding non-cash U.S. GAAP restructuring and intangible asset impairment charges, and interest expense; less income taxes (calculated utilizing the Company’s effective tax rate), and less a capital charge (calculated as average capital employed multiplied by a cost of capital rate). EP is a key financial metric that the Company’s management uses to evaluate business performance and allocate resources, and is a component in determining employee incentive compensation. The Company’s management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit.
(2) The tax rate applied is the effective tax rate on earnings from continuing operations, which was 19.8%, 21.8% and 31.9% in fiscal years 2019, 2018 and 2017, respectively.
(3) Total capital employed represents total assets less non-interest bearing liabilities. Adjusted capital employed represents total capital employed adjusted to add back current year after tax noncash U.S. GAAP restructuring and intangible asset impairment charges. Average capital employed is the average of adjusted capital employed for the current year and total capital employed for the prior year, based on year-end balances. See below for details of the average capital employed calculation.
(4) Capital charge represents average capital employed multiplied by a cost of capital, which was 9% for all fiscal years presented. The calculation of capital charge includes the impact of rounding numbers.

Dollars in millions	FY19	FY18	FY17
Total assets	$5,116	$5,060	$4,573
Less:
Accounts payable and accrued liabilities (5)	1,033	1,000	1,002
Income taxes payable	9	—	—
Other liabilities (5)	774	778	770
Deferred income taxes	50	72	61
Non-interest bearing liabilities	1,866	1,850	1,833
Total capital employed	3,250	3,210	2,740
Add back:
After tax non-cash U.S. GAAP restructuring and intangible asset impairment charges	1	1	2
Adjusted capital employed	$3,251	$3,211	$2,742
Average capital employed	$3,231	$2,977	$2,680

(5) Accounts payable and accrued liabilities and Other Liabilities are adjusted to exclude interest-bearing liabilities.

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